Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-53

Supplement To Prospectus Supplement Dated February 21, 2007
(To Prospectus Dated February 13, 2007)
$603,133,300
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2007-2

GSAA Home Equity Trust 2007-2
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, National Association
Master Servicer and Securities Administrator

Avelo Mortgage, L.L.C.
GreenPoint Mortgage Funding, Inc.
HSBC Mortgage Corporation (USA)
SunTrust Mortgage, Inc.
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated February 21, 2007 (the “Prospectus Supplement”) to the prospectus dated February 13, 2007 with respect to the above-captioned series of certificates.  This Supplement supersedes in their entirety the supplement dated February 13, 2008 to the Prospectus Supplement, the supplement dated January 14, 2008 to the Prospectus Supplement, the supplement dated November 15, 2007 to the Prospectus Supplement, the supplement dated August 23, 2007 to the Prospectus Supplement, the supplement dated August 15, 2007 to the Prospectus Supplement and the supplement dated July 26, 2007 to the Prospectus Supplement.

•           The table appearing on the cover of the Prospectus Supplement is revised by adding footnotes (21) and (23) in the “Ratings” column as follows:

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

(continued on the following page)

THE CLASS B2 CERTIFICATES AND THE CLASS B3 CERTIFICATES ARE NOT OFFERED UNDER THIS SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT.

Goldman, Sachs & Co.

The date of this Supplement is May 21, 2008

Class	Approximate Initial Class Principal Balance(1)	Initial Pass-Through Rate	Type	Ratings (S&P/ Moody’s)
AV1	$240,623,000	Variable(2)	Senior	AAA/Aaa(21)
AF2	$32,032,000	Fixed(3)	Senior	AAA/Aaa(21)
AF3	$115,066,000	Fixed(4)	Senior	AAA/Aaa(21)
AF4A	$53,131,000	Fixed(5)	Senior	AAA/Aaa
AF4B	$12,000,000	Fixed(6)	Senior	AAA/Aaa(21)
AF5A	$48,351,000	Fixed(7)	Senior	AAA/Aaa(21)
AF5B	$5,373,000	Fixed(8)	Senior	AAA/Aaa(21)
AF6A	$50,658,000	Fixed(9)	Senior	AAA/Aaa(21)
AF6B	$5,629,000	Fixed(10)	Senior	AAA/Aaa(21)
M1	$7,627,000	Fixed(11)	Subordinate	AA+/Aa1(22)
M2	$6,711,000	Fixed(12)	Subordinate	AA+/Aa2(22)
M3	$4,271,000	Fixed(13)	Subordinate	AA/Aa3(22)
M4	$3,661,000	Fixed(14)	Subordinate	AA/A1(21) (22)
M5	$3,661,000	Fixed(15)	Subordinate	AA-(22)/A2(21)(22)
M6	$3,661,000	Fixed(16)	Subordinate	AA-(22)/A3(21)(22)
B1	$3,051,000	Fixed(17)	Subordinate	A(22)/Baa1(22)
B2	$4,576,000	Fixed(18)	Subordinate	BBB+(21)(22)/Baa3(22)
B3	$3,051,000	Fixed(19)	Subordinate	BBB-(21)(22)/Ba2(22)
______________________________________

(21)  The ratings on the Class AV1 Certificates, the Class AF2 Certificates, the Class AF3 Certificates, the Class AF4B Certificates, the Class AF5A Certificates, the Class AF5B Certificates, the Class AF6A Certificates, the Class AF6B Certificates, the Class M4 Certificates, the Class M5 Certificates, the Class M6 Certificates, the Class B2 Certificates and the Class B3 Certificates are on review for possible future downgrade. See “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(22)  The ratings on the Class M1 Certificates, the Class M2 Certificates, the Class M3 Certificates, the Class M4 Certificates, the Class M5 Certificates, the Class M6 Certificates, the Class B1 Certificates, the Class B2 Certificates and the Class B3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•           The table appearing on page S-21 is revised to add footnotes (1) and (2) as follows:

Class	S&P	Moody’s
AV1	AAA	Aaa(1)
AF2	AAA	Aaa(1)
AF3	AAA	Aaa(1)
AF4A	AAA	Aaa
AF4B	AAA	Aaa(1)
AF5A	AAA	Aaa(1)
AF5B	AAA	Aaa(1)
AF6A	AAA	Aaa(1)
AF6B	AAA	Aaa(1)
M1	AA+	Aa1(2)
M2	AA+	Aa2(2)
M3	AA	Aa3(2)
M4	AA	A1(1)(2)
M5	AA-(2)	A2(1)(2)
M6	A+(2)	A3(1)(2)
B1	A(2)	Baa1(2)
B2	BBB+(1)(2)	Baa3(2)
B3	BBB-(1)(2)	Ba2(2)

(1)  The ratings on the Class AV1 Certificates, the Class AF2 Certificates, the Class AF3 Certificates, the Class AF4B Certificates, the Class AF5A Certificates, the Class AF5B Certificates, the Class AF6A Certificates, the Class AF6B Certificates, the Class M4 Certificates, the Class M5 Certificates, the Class M6 Certificates, the Class B2 Certificates and the Class B3 Certificates are on review for possible future downgrade. See “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(2)  The ratings on the Class M1 Certificates, the Class M2 Certificates, the Class M3 Certificates, the Class M4 Certificates, the Class M5 Certificates, the Class M6 Certificates, the Class B1 Certificates, the Class B2 Certificates and the Class B3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes Certificates Have Been Downgraded” below.

•           The Risk Factor entitled “Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage

S7-2

Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” on page S-37 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Recently, the Residential Mortgage Loan Market has
Experienced Increasing Levels of Delinquencies
and Defaults; Increased Use of New Mortgage Loan
Products by Borrowers May Result in Higher Levels
of Delinquencies and Losses Generally

In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford.  Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term.  There is little historical data with respect to these new mortgage loan products especially during a period of increased delinquencies or defaults for such mortgage loan products.  Consequently, as borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that, combined with other economic conditions such as increasing interest rates and deterioration of home values, borrower delinquencies and defaults could exceed levels anticipated by you.

Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of

S7-3

the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. In some cases, it has caused certain loan originators to cease operations.

For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the originators, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the issuing entity.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations.  There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

S7-4

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the Prospectus Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

•           The following risk factors are added to the Prospectus Supplement:

Risks Related to Simultaneous Second Liens and Other Borrower Debt
While all of the mortgage loans that are included in the issuing entity are first lien loans, at the time of origination certain of the originators also made second lien loans to the same borrowers that will not be included in the issuing entity.  In addition, other borrowers whose loans are included in the issuing entity may have obtained secondary mortgage financing following origination of the first lien loans. In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

S7-5

In addition, the nature of any second lien may influence the prepayment characteristics of the mortgage loans included in the issuing entity.  Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the mortgage loans in the issuing entity may be affected by associated second lien loans.

The Sponsor and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with one or more of the loan originators and servicers.

In taking any actions or engaging in other transactions with those loan sellers, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The sponsor or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan seller if an event of default occurs in respect of that financing. The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and the sponsor and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuing entity or with respect to loans included in the issuing entity.

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates	It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through Goldman Sachs Mortgage Company's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a

S7-6

transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with recent financial difficulties of such servicer or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the servicers, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

•           The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could Be Reduced or Withdrawn” on page S-37 of the Prospectus Supplement:

The Ratings on Certain Classes of Certificates Have Been	Moody’s Investors Service, Inc. (“Moody’s”), has downgraded the rating on certain Classes of Certificates as follows: (i) the Class M1 Certificates

S7-7

Downgraded
have been downgraded from “Aa1” to “A2”; (ii) the Class M2 Certificates have been downgraded from “Aa2” to “Baa3”; (iii) the Class M3 Certificates have been downgraded from “Aa3” to “B1”; (iv) the Class M4 Certificates have been downgraded from “A1” to “B1”; (v) the Class M5 Certificates have been downgraded from “A2” to “B2”; (vi) the Class M6 Certificates have been downgraded from “A3” to “B2”; (vii) the Class B1 Certificates have been downgraded from “Baa1” to “Ca”; (viii) the Class B2 Certificates have been downgraded from “Baa3” to “Ca” and (ix) the Class B3 Certificates have been downgraded from “Ba2” to “Ca”.  The Class M4 Certificates, the Class M5 Certificates and the Class M6 Certificates are also on review for possible further downgrade by Moody’s.  In addition, Moody’s has placed its rating of “Aaa” on the Class AV1 Certificates, its rating of “Aaa” on the Class AF2 Certificates, its rating of “Aaa” on the Class AF3 Certificates, its rating of “Aaa” on the Class AF4B Certificates, its rating of “Aaa” on the Class AF5A Certificates, its rating of “Aaa” on the Class AF5B Certificates, its rating of “Aaa” on the Class AF6A Certificates and its rating of “Aaa” on the Class AF6B Certificates on review for possible future downgrade.

Standard & Poor’s Ratings Services (“S&P”), a division of The McGraw-Hill Companies, Inc., has downgraded the rating on certain Classes of Certificates as follows: (i) the Class M5 Certificates have been downgraded from “AA-” to “A-”; (ii) the Class M6 Certificates have been downgraded from “A+” to “BBB”; (iii) the Class B1 Certificates have been downgraded from “A” to “BBB-”; (iv) the Class B2 Certificates have been downgraded from “BBB+” to “BB”; and (v) the Class B3 Certificates have been downgraded from “BBB-” to “BB-”.  The Class B2 Certificates and the Class B3 Certificates are also on review for possible further downgrade by S&P.

There can be no assurance that these classes will not be downgraded further or that other classes will not be downgraded in the future.

The Class B2 Certificates and the Class B3 Certificates are not offered under this Prospectus Supplement.

•           The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on page S-22 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on

S7-8

certificateholders if the regulatory authorities in any of those states take actions against the related originator or the servicer that impairs the issuing entity’s ability to realize on those mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” below.

•           The Risk Factor entitled “Violation of Various Federal, State and Local Laws may Result in Losses on the Mortgage Loans” on pages S-33—S-34 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status,

S7-9

national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•           the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

Each of the responsible parties has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, each of the responsible parties has also represented to the effect that none of the mortgage loans is considered (a) a “high cost” mortgage loan under the Home Ownership and Equity Protection Act of 1994, or (b) a “high cost home,” “threshold,” “predatory” or “covered” loan  (excluding “covered home loans” as defined under clause (1) of the definition of “covered home loans” in the New Jersey Home Ownership Security Act of 2002) under applicable state, federal or local laws.

In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that

S7-10

could prohibit the servicers from pursuing foreclosure actions, provide new defenses to foreclosures, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•           Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Risk Factors” in the Prospectus Supplement:

Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.

Pursuant to a Form 8-K filed by Capital One Financial Corporation on August 20, 2007, Capital One Financial Corporation issued a press release in which it announced that it will cease residential mortgage origination operations of its wholesale mortgage banking unit, GreenPoint Mortgage, effective immediately.

S7-11